Mail Stop 3561

October 9, 2008

Fleetwood Enterprises Inc.
Andrew M. Griffiths - Chief Financial Officer and Chief Accounting Officer
3125 Myers Street
Riverside, California 92503

Re: **Fleetwood Enterprises Inc.**
           Form 10-K for the year ended April 27, 2008
           Filed July 10, 2008
           File Number: 001-07699

Dear Mr. Griffiths:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended April 27, 2008

Part I-page 1

Item 1A- Risk Factors, page 13

1. In future filings, please remove the reference in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Item 3- Legal Proceedings, page 25

2. We note your disclosure in the fifth paragraph on page 25 that the company has been named in several complaints filed against manufacturers of travel trailers and manufactured homes supplied to the Federal Emergency Management Agency after Hurricane Katrina. In future filings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought or advise us why you believe such disclosure is not necessary. Refer to Item 103 of Regulation S-K.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

3. A majority of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in revenues, gross profit, SG&A, and operating profit. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. For example, your disclosure should be enhanced by disclosing the nature of your production processes along with the significant production materials used in such processes and the effect changes in the quantity as well as pricing of production materials used had on your results. In this regard, we believe your disclosures could be improved by:
    - use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Business Outlook, page 36

4. As noted on pages 20 through 22 of your Form 10-Q for the quarterly period ended July 27, 2008, you have experienced significant decreases in the demand for your recreational vehicles. As such, please tell us and expand your trend disclosure to include management's conclusion regarding current key economic factors (e.g. excess capacity, pricing pressures, repossession rates and current credit environment) and the effects on the resale values of products guaranteed under your repurchase agreements. Your response should address the RV Group and Housing Group segments separately.

5. Additionally, you state that your risk of loss is mitigated by the fact that you have a vast dealer network that can relocate your recreational vehicles to other dealerships to meet customer demands. However, in light of the deterioration of demand throughout your dealer network and tightening of the credit markets, please tell us how management concluded that you continue to be able to mitigate your risk of loss through the dealer network. Your response should provide significant support for your conclusions.

6. Based your filing, it appears that losses related to your dealing financing arrangements have increased year over year. As such, please provide us with management's assessment of the trends associated with the decline in demand for your products and the effect those trends may have on loss contingencies related to your dealer repurchase obligations as well as inventory valuations.

7. Furthermore, due to the volatility in the credit markets and significant decrease in the demand for your products, please tell us management's plans and current review process to ensure that you adequately accrue for potential losses should the resale value and demand for your products decrease in the future. Please discuss the RV Group and Housing Group separately.

Liquidity and Capital Resources, page 45

8. In light of the current macro-economic factors and the tightening of the credit markets, please tell us whether or not you believe floor dealer financing will continue to be available to your dealerships and, if applicable, your plans should that financing option not be available.

9. You state on page 28 of your Form 10-Q for the quarterly period ended July 27, 2008 that you generated $26.5 million of cash from new mortgage financing collateralized by two operating properties. In this regard, we note that your discussion of liquidity also addresses available borrowing capacity, but does not discuss mortgage financing as a future source of liquidity. Therefore, please tell us and expand your disclosure in future filings to address your ability to involve

Andrew M. Griffiths - Chief Financial Officer and Chief Accounting Officer
Fleetwood Enterprises Inc.
October 9, 2008
Page 4

existing owned assets in mortgage financing or outright sale transactions. Include disclosure of the extent to which your remaining properties are encumbered.

Convertible Senior Subordinated Debentures, page 47

10. We note that holders of the debenture have the ability to require you to repurchase the debentures, in whole or in part, on December 15, 2008. We also note the disclosure on page 17 of your Form 10-Q for the quarterly period ended July 17, 2008 with respect to your plans to address the redemption by replacing the existing debentures with one or more alternative securities in advance of the December 2008 due date. In addition, we note the disclosure in your September 18, 2008 Form 8-K regarding an increase in your authorized shares and the possible issuance of more than 20% of your outstanding shares to settle or otherwise satisfy your upcoming repurchase obligation related to the 5% convertible senior subordinated debentures. In light of the significance of the upcoming repurchase obligation, please update your disclosures in this regard. For example, disclose the current state of negotiations, if any, with investors. Also, consider disclosing the potential number of shares that would be required to be issued to satisfy the upcoming repurchase obligation, assuming various stock prices (i.e., a sensitivity analysis), based on the current trading price for your common stock. Finally, discuss your current cash position and your intention to minimize the use of cash as part of the redemption. In light of the likely filing date of your next Form 10-Q, please consider filing a Form 8-K as soon as practicable to provide the suggested disclosures.

Definitive Proxy Statement on Schedule 14A

Roles of Compensation Committee and CEO in Setting Compensation, page 18

11. We note your disclosure on page 18 regarding pay analysis relating to Mr. Smith's compensation and your disclosure in the last paragraph on page 22 that you compare the compensation of your named executive officers to nine peer group companies in the two industries in which you principally operate and to companies that you determined are similar in size and structure but which operate in different industries. In future filings, please identify the companies which operate in different industries to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise us why you believe such disclosure is not necessary. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentives, page 23

12. We note your disclosure that the specific goals and payouts for your short term
incentives were determined based on internal projections of operating income for
your various divisions, in the case of Messrs. Lott and Eskritt, and for the
company on a consolidated basis for your other named executive officers. In
future filings, please provide the targets relating to the operating income for the
company on a consolidated basis, including qualitative and quantitative disclosure
regarding the determination of such targets and the targets actually reached. To
the extent you believe that disclosure of the goals relating to the company's
various divisions may be excluded under Instruction 4 to Item 402(b) of
Regulation S-K, please provide us with a detailed explanation for such conclusion
on a supplemental basis. Also, in future filings please discuss how difficult it
would be for each of the named executive officers or how likely it will be for you
to achieve the undisclosed target levels. Please provide the same disclosure
relating to targets which apply to the company on a consolidated basis under your
Long-Term Performance Plan, such as earnings per share.

13. We note your disclosure that individual bonuses comprise 10% of your short-term
incentive awards. In future filings, please provide additional discussion of the
subjective criteria you use to evaluate the performance of your named executive
officers and determine their individual bonuses. Please revise your disclosure to
clarify the manner in which qualitative inputs relating to individual and company
performance are translated into objective pay determinations and discuss the
specific items of corporate performance that you take into account in making
compensation decisions relating to individual bonuses.

Long-Term Incentives, page 25

14. We note your disclosure that half of the amount you designate for long-term
incentives has been paid in the form of stock options. In future filings, please
provide additional discussion regarding the criteria for granting such awards,
including the specific items of corporate or individual performance which are
taken into account in awarding such compensation and how stock option awards
are structured and implemented to reflect these items of performance.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. For question regarding legal comments, you may contact Michelle Lacko at (202) 551-3240. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief